Exhibit 99.2

Digihost Announces Earnings Release Date & Releases Updated Investor Presentation

HOUSTON, Nov. 14, 2024 -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to announce that the company will provide a summary of the Company’s unaudited financial results for the third quarter ended September 30, 2024 (all amounts in U.S. dollars, unless otherwise indicated) and a 2024 year-to-date update on its operations before market open on November 15, 2024. Additionally, The company will host a conference call to discuss third-quarter 2024 results on November 15, 2024, at 8:30 AM ET. Digihost’s executives will review the Company’s financial results for 3Q24 and provide more updates on the company’s state. Results will be shared via media release and on the company’s website at www.digihostpower.com. The Conference call and webinar will begin at 8:30 A.M ET. The conference call can be accessed by dialing the numbers below, or guests can utilize the Call Me link.

1-877-407-9039 or 1-201-689-8470.

Call me: https://callme.viavid.com/viavid/?callme=true&passcode=13750233&h=true&info=company&r=true&B=6

Additionally, the company has released a new investor presentation in anticipation of the call, which will be referenced during the earnings call on November 15th.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed in the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

PDF available: http://ml.globenewswire.com/Resource/Download/b2457460-92c7-41e7-ba00-d457ddf01f41